March 26, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Amit Pande

Re:	Atlantic Southern Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Period Ended March 31, 2009
Form 10-Q for Period Ended June 30, 2009
Form 10-Q for Period Ended September 30, 2009
File No. 001-33395

Ladies and Gentleman:

We are responding to the comments received from your office by letter dated March 24, 2010 with respect to the above-referenced Form 10-K and Form 10-Q.  In light of the impending March 31, 2010 deadline for smaller reporting companies to file their annual reports on Form 10-K, we will respond to your comment below in our annual report on Form 10-K for the fiscal year ended December 31, 2009, which we anticipate filing no later than March 31, 2010.

Form 10-Q for the period ended September 30,2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 21

1.                                      We refer to your response to comment 2 of our letter dated December 17, 2009 regarding the reasons for the decrease in the allowance as a percentage of non-performing loans from 55% as of December 31, 2008 to 21% as of September 31, 2009. We note you state the decrease is mainly due to having recorded the non-performing loans at the lower of the carrying value of the loan or the fair value of the underlying collateral. We further note in your response to comment 3 that a majority of these non-performing loans were determined to be impaired loans and were individually assessed for impairment based on the value of the underlying collateral. Please revise this section in future filings, beginning with your Form 10-K for the year ended December 31,2009, to provide an enhanced discussion of your methodology and analysis for determining the fair value of the underlying collateral for impaired loans and its consideration in determining the allowance for loan losses for the period presented, including but not limited to the following:

•                  Discuss the nature and appraised value of the underlying collateral of these collateral-dependent non-performing loans

•                  State ·whether current appraisals have been used to determine their fair value, and if not, describe the alternate methods used:

•                  State how you determined that the allowance for loan losses, although decreasing as a percent of total non-performing loans, is adequate considering the evaluation performed to conclude that the carrying value of the loan is in excess of the fair value of the collateral.

•                  State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provisions and charge-offs;

•                  Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process:

•                  State whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and

•                  Discuss how you consider the effect of significant events which have occurred subsequent to the balance sheet date on the fair value of the properties underlying collateral dependent loans and the resulting allowance for loan losses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from filing action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response which will be in our annual report on Form 10-K will address your concerns; however, please do not hesitate to let us know of any additional questions or comments that the staff may have.

Sincerely,

/s/ Carol W. Soto

Carol W. Soto
Chief Financial Officer
Atlantic Southern Financial Group